Exhibit 99.1


ARAMEX ANNOUNCES BASIC EARNINGS PER SHARE OF $0.18 AND DILUTED EARNINGS PER SHARE OF $0.17 FOR THE FIRST QUARTER

May 14, 1998, Amman, Jordan -- Aramex International Limited ("Aramex") (Nasdaq NM symbol: ARMXF), the international express and freight forwarding company specializing in the Middle East & Indian Sub-Continent regions announced unaudited results for its first quarter ending March 31, 1998 of net income of US $0.781 million, or basic earnings per share of $0.18, diluted earnings per share of $0.17, on revenues of US $18.4 million.

The Company's revenues increased approximately 26% to US$18.4 million in the first quarter of 1998 from $14.6 million in the same period of 1997. Net income increased approximately 23% to $0.781 million in 1998 from $0.635 million in the same period of 1997. Basic earnings per share increased by 20% to $0.18 per share in the first quarter of 1998 from $0.15 per share in same period of 1997 and diluted earnings increased to $0.17 per share. Aramex's express revenue increased approximately 22% to $9.9 million in the first quarter of 1998 from $8.1 million in the same period in 1997. For the period in question, retail express revenues increased approximately 29% and wholesale express revenues increased approximately 13% from the prior comparable period. Aramex's freight forwarding revenue increased approximately 39% to $6.4 million in the first quarter of 1998, from $4.6 million in the same period of 1997. Revenues from the Company's Middle East Direct ("MED") mail order catalog service increased approximately 37% to $0.5 million for the first quarter of 1998. Domestic revenues increased approximately 44% to $1.1 million in the first quarter of 1998. Other revenues were $0.55 million in the first quarter of 1998.

"We are very encouraged by these results," commented Fadi Ghandour, President and Chief Executive Officer of the Company. "Being on target for the first quarter of 1998 was critical for the Company, especially since the major Middle Eastern holidays fell in this quarter. All three main products in express and freight forwarding showed good growth. Most of our stations are on target in terms of their revenues and net income, this is an encouraging sign for 1998 in general," Mr. Ghandour added.

The Company will host a conference call on Tuesday, May 19, 1998 at 10:00 a.m. E.D.T. to discuss its first quarter results. Interested parties in the United States are encouraged to call 1-800-275-2442, password "Aramex," in order to participate in such call. Interested parties outside of the United States are encouraged to call 1-973-633-8200, password "Aramex," to participate in such call.

Aramex is a leading provider of express package delivery, freight forwarding and other transportation and logistics services primarily to, from and within the Middle East and the Indian subcontinent. The Company currently operates 95 offices and facilities in 32 countries. Aramex holds a majority interest in a direct marketing and mail order catalog service located in the Middle East.

Certain of statements contained in this press release may be deemed forward looking statements. Such statements, and other matters addressed in this press release, involve a number of risks and uncertainties. Among the factors that could cause actual plans to differ materially from these statements and other matters are the risks and other factors detailed, from time to time, in the Company's reports with the U.S. Securities and Exchange Commission.

For further information please contact: Fadi Ghandour, 011-962-6-5538761, or fax, 011-962-6-5537451; or William Kingson, (212) 752-5660, or fax, (212)
308-3938, both of Aramex International Limited.

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                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                           FOR THE THREE MONTH PERIODS
                     ENDED MARCH 31, 1998 AND MARCH 31, 1997
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE
                        AND PER SHARE AND PER SHARE DATA)

                                                         Three month periods
                                                           ending March 31,
                                                         -------------------
                                                         1998           1997
                                                         ----           ----
Revenues                                             $  18,422      $  14,597
Shipping costs                                          10,026          8,000
                                                     ---------      ---------
  Gross Profit                                           8,396          6,597

Operating expenses                                       2,905          2,681
Selling, general and administrative expenses             4,747          3,273

  Operating Income                                         744            643
                                                     ---------      ---------

Other income (expenses):
  Interest Income                                           80             83
  Interest expense                                         (16)           (17)
  Loss on sale of assets                                    (3)            (7)
  Exchange loss                                             (3)            (2)
  Other income                                               3              3
                                                     ---------      ---------
  Income before income taxes                               805            703

Provision for income taxes                                  37             44
Minority interests                                         (13)            24
                                                     ---------      ---------
  Net income                                         $     781      $     635
                                                     =========      =========

Basic earnings per share                             $    0.18      $    0.15
                                                     =========      =========
Diluted earnings per share                           $    0.17      $    0.15
                                                     =========      =========
Weighted average number shares outstanding -
   basic                                             4,429,688      4,296,355
                                                     =========      =========
Weighted average number of shares outstanding -
   diluted                                           4,611,322      4,350,765
                                                     =========      =========